SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of May 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                     AER LINGUS CAN'T MATCH RYANAIR'S FARES
                   AND CAN'T MATCH RYANAIR'S CUSTOMER SERVICE

Ryanair, Europe's No.1 low fares airline today welcomed the limited release by Aer Lingus (Ireland's high fares airline) of some customer service information for recent weeks. These figures confirm that Aer Lingus can't match Ryanair's prices and can't match Ryanair's service either.

 1. Aer Lingus's audited average fares are still three times higher than Ryanair's. The recently released audited accounts of Aer Lingus show that it carried 6.3 million passengers last year, with total sales of EUR958m (excluding discontinued operations) for an average fare of over EUR152 per passenger. Ryanair's last audited accounts confirm that its average fare was just EUR49, less than one third of Aer Lingus's average fare.

 2. Aer Lingus claim that their average fares are lower, but still refused to provide audited figures for its average fares even excluding the US traffic. Aer Lingus wants to hide the fact that it was, and still is a high fares airline.

 3. Aer Lingus's own figures prove they can't match Ryanair's customer service either. Aer Lingus were forced Tuesday to publish customer service statistics for punctuality, lost luggage and passenger complaints. It's interesting that Aer Lingus produced the lost baggage and punctuality statistics for the past four months, but would only produce the punctuality statistics for the last 5 weeks. Obviously Aer Lingus are still trying to hide the truth of their abject punctuality from the travelling public.

Aer Lingus's own statistics now confirm that Ryanair beats them every time for prices, punctuality, lost bags and customer complaints.

Willie Walsh, the Chief Executive of Aer Lingus claims that Aer Lingus is now much more competitive. More competitive than what? Aer Lingus's fares are still three times higher than Ryanair's and it can't match Ryanair's customer service. Very little has changed at Aer Lingus, it's still ripping off the Irish public as Willie Walsh himself confirmed at the recent PD conference in Galway.


Welcoming this belated publication of Aer Lingus's customer service statistics today, Ryanair's Chief Executive, Michael O'Leary said;

    "These figures prove yet again that Aer Lingus can't match Ryanair's fares, can't match Ryanair's punctuality and can't match Ryanair's service. It's a pity that Aer Lingus won't take up the Ryanair challenge to publish their audited average fares which Willie Walsh claims are lower than stated in their accounts, but we will keep on trying to embarrass him into publishing the truth.

    In the meantime the Irish public can continue to obtain the lowest fares, the most on-time flights and the best customer service by flying Ryanair."


Comparison of Aer Lingus and Ryanair's published punctuality statistics and average fares.

Audited Average Fare                         Ryanair            Aer Lingus
(Latest Audited Accounts)

                                               EUR49                EUR152

Current Lowest Fares                         Ryanair            Aer Lingus
                                          (one way)           (each way)

Manchester                                    EUR15               EUR39.99

Birmingham                                    EUR25               EUR29.99

Glasgow                                       EUR25               EUR34.99

Edinburgh                                     EUR25               EUR34.99

London                                        EUR35               EUR39.99

Brussels                                      EUR35               EUR58.32

Paris                                         EUR35               EUR69.99



On-Time Flights                         Ryanair             Aer Lingus

Edinburgh                                  90%                      57%

Birmingham                                 88%                      55%

Manchester                                 88%                      78%

London                                     82%                      66%

                                                                   * CAA
                                                             Punctuality
                                                          Statistics for
                                                             January and
                                                         February 2003

Ends     30th May 2003

For further information

please contact:
John Rowley
Ryanair
Tel. +353-1-8121212

Pauline McAlester
Murray Consultants
Tel. +353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  30 May 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director